SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 11, 2015

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Securities Market Act approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV/01, Credicorp Ltd. complies with notifying you of the following Material Event:

Today at an extraordinary General Meeting of Shareholders, our subsidiary Grupo Crédito S.A. has agreed to undertake a reorganization whereby it will transfer to Credicorp Capital Holding Peru S.A. an equity block valued in approximately S/. 511 million, consisting of (i) 72,213,777 shares issued by Credicorp Capital Perú S.A.A., fully subscribed and paid, with a nominal value of S/. 1.00 (one and 00/100 Nuevos Soles) each, and (ii) 3,148,257 additional shares to be issued by Credicorp Capital Peru S.A.A., with nominal value of S/. 1.00 (one and 00/100 Nuevos Soles) product of a previous transaction in which Grupo Crédito contributed to Credicorp Capital Peru S.A.A. the full amount of their investment in La Fiduciaria S.A.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2015

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative